COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 155 SECTION
03024254

File Number: 82.2994

20 June 2003

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 155 SECTION
COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL DECLARES THE NEVERFAIL TAKEOVER OFFER UNCONDITIONAL

Sydney, 19 June 2003: Coca-Cola Amatil Limited (CCA) announced today that it had received acceptances of its takeover offer for Neverfail which takes its interest on an undiluted basis in Neverfail shares to 60.55%.

In accordance with its previous announcements, CCA confirms that it has declared its Offer free from all remaining conditions and will:

- increase its Offer price to $2.35 per share; and
- pay Neverfail shareholders for their shares within 7 days after the later of 19 June 2003 and the date they accept the Offer.

CCA considers its $2.35 cash Offer to be very attractive. It represents a premium of approximately 37% over the volume weighted sale price of Neverfail shares between 26 February 2003 and 28 April 2003 (the day before CCA's announcement of its Offer for Neverfail). This premium and multiple excludes any potential negative share price impact of Neverfail's recent net profit downgrade of over 10% from the midpoint of the 2003 earnings guidance range restated three months earlier on 26 February 2003.

Given CCA now has a relevant interest in the majority of Neverfail shares, CCA will approach the Neverfail Board to discuss the facilitation of a smooth Board transition and the appointment of an appropriate number of CCA nominated members to the Neverfail Board.

CCA urges Neverfail shareholders who have not yet accepted to consider the Offer seriously and looks forward to receiving their acceptances **before 7:00pm (Sydney time) on 27 June 2003** (being the date the Offer is currently scheduled to close).

Broker Handling Fee
CCA also announces that it will pay, in certain circumstances, broker handling fees (Fees) to participating organisations of the Australian Stock Exchange Limited (ASX) who initiate acceptances of the Offer. The detailed terms and conditions on which the Fees will be payable are set out below and in a supplementary bidder's statement that CCA will lodge with the ASX as soon as practicable.

Subject to the terms below, CCA will pay a Fee to participating organisations of the ASX (Brokers) who initiate acceptances of the Offers (Acceptances). The Fee payable in relation to any Acceptance will be 0.5% of the consideration payable by CCA under the Offer as a result of that Acceptance, subject to a



GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

maximum Fee payable in respect of any Acceptance of $750. Fees will be payable in respect of Acceptances received on and from 20 June 2003 until the close of the Offer.

Fees are payable to Brokers only and no part of any Fee may be passed on or paid to Neverfail shareholders. Brokers are not entitled to receive any Fee in respect of any Neverfail shares in which they, or an associate (as defined in the Corporations Act), hold a relevant interest (as defined in the Corporations Act).

Fees liable to be paid, in respect of any Acceptance, will be paid by CCA within 14 days after CCA receives an acceptance form bearing the Broker's stamp or, in the case of CHESS holdings, other written confirmation acceptable to CCA that the Broker is the Controlling Participant who has initiated the Acceptance in relation to the parcel concerned.

CCA reserves the right to aggregate any Acceptances in determining the Fees payable to any Broker if CCA believes that a party has structured holdings of Neverfail shares to take advantage of the Fees.

Should Neverfail shareholders have any questions about CCA's Offer, or about how to accept the Offer, they should call 1300 135 842 (billed at local rates) from within Australia or +61 3 9615 5970 from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:
Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


COCA-COLA CCA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

19 June 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Coca-Cola Amatil Limited ("CCA") takeover bid for Neverfail Springwater Limited is unconditional

We refer to CCA's takeover bid for shares in Neverfail Springwater Limited ("Offer") set out in its bidder's statement dated and lodged with the Australian Securities and Investments Commission on 29 April 2003 ("Bidder's Statement").

In accordance with section 650F(3)(a) of the Corporations Act 2001 (Cth) we enclose a Notice Freeing Bid from Defeating Conditions in respect of the Offers.

Yours faithfully

D A Wylie
Company Secretary

For further information, please contact:

Peter Steel	+61 0419 290 767
Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Notice under Section 650F of the Corporations Act

FREEING BID FROM DEFEATING CONDITIONS

Coca-Cola Amatil Limited ABN 26 004 139 397 -
Offer for Shares in Neverfail Springwater Limited ABN 43 003 559 519

Coca-Cola Amatil Limited ("**CCA**") hereby gives notice under section 650F of the Corporations Act declaring that:

(a) its offers dated 13 May 2003 for shares in Neverfail Springwater Limited, as set out in its bidder's statement dated 29 April 2003 (and the contracts resulting from acceptance of those offers) are free from the conditions which are set out in sections 5.4(a)(ii), 5.4(a)(iii), 5.4(a)(iv) and 5.4(a)(v) of the bidder's statement; and

(b) CCA's voting power in Neverfail Springwater Limited is 60.55 %.

Dated: **19 June 2003**

Signed for and on behalf of CCA

David Wylie
Secretary

SYDWORKDOCS\722\3271563.2


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH, D.C.
155
SECTION

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Neverfail Springwater Limited ("**Neverfail**")
ACN/ARSN	ACN 003 559 519

1. Details of substantial holder (1)

Name	Coca-Cola Amatil Limited ("**CCA**") and each of the companies set out in Annexure A (together "**CCA Group**").
ACN (if applicable)	004 139 397

There was a change in the interests of the substantial holder on **19/06/03**

The previous notice was given to the company on **19/06/03**

The previous notice was dated **19/06/03**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	15,620,527	16.25%	58,196,040	60.55%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19/06/03	CCA	CCA's relevant interest in Neverfail has increased under section 608(1) as a result of acceptances being received by CCA in respect of the offers made by CCA under its takeover bid to acquire all of the ordinary shares in Neverfail, the terms of which are set out in the bidder's statement which is dated 29 April 2003 and which has previously been sent to Neverfail and ASX on 29 April 2003 ("**Takeover Bid**").	A$2.35 per share.	42,575,513 ordinary shares	42,575,513

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
CCA	CCA, or if the transfers have not yet been registered, those persons whose acceptances have been received by CCA in respect of the offers made by it under the Takeover Bid.	CCA	Relevant interest under section 608(1)	58,196,040 ordinary shares	58,196,040 ordinary shares

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are:

Name	Address
CCA	71 Macquarie Street, Sydney, NSW, Australia
CCA Group (other than CCA)	Refer to Annexure A

Annexure A

This is Annexure A of 1 page referred to in Form 604 "Notice of change of interests of substantial holder"

Print name: David A Wylie
Signed:

Capacity: Secretary
Date: 20 June 2003

Companies and addresses

AIS Trading Pte Ltd	6 Battery Road, #31-03 Singapore 049909
AIST Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Amatil Investments (Singapore) Pte Ltd	6 Battery Road, #31-03 Singapore 049909
Coca-Cola Amatil (Fiji) Ltd	Ratu Dovi Road, Laucala Beach Estate, Fiji
PT Coca-Cola Bottling Indonesia	Plasa Aminta 3rd Floor, Suite 302, Jalan Let. Jend. TB Simatupang Kav. 10, Jakarta 12310 Indones
PT Coca-Cola Distribution Indonesia	Plasa Aminta 3rd Floor, Suite 302, Jalan Let. Jend. TB Simatupang Kav. 10, Jakarta 12310 Indones
Associated Products & Distribution Pty	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Amatil (PNG) Pty Ltd	Erica Street, Lae, Morobe Province, Papua New Guinea
Beverage Distributors Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
C-C Bottlers Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (Sales) Ltd	71 Macquarie Street, Sydney, NSW Australia
CC Amatil Holdings UK	C/- Hackwood Secretaries Ltd, One Silk Street, London, United Kingdom
CC Amatil Netherlands BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
C.C.K. Holdings I Ltd	57/63 Linewall Road, Gibralta
C.C.K. Holdings II Ltd	57/63 Linewall Road, Gibralta
CCKBC (Netherlands) Holdings I BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
CCKBC (Netherlands) Holdings II BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
Coca-Cola Korea Bottling Company, Ltd	84-11, 5-Ka, Namdaemun-Ro, Chung-Ku, Seoul 100-753, South Korea
Coca-Cola Amatil (Aust) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Apand Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (NQ) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (NSW) Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (Qld) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (SA) Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Amatil (Holdings) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Holdings NZ Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Coca-Cola Amatil (NZ) Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Matila Nominees Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacbev Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacific Beverages Australia Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacific Beverages Happy Valley Fruit Juice Cordial Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Vending Management Services Limited	Oasis Road, Mt Wellington, Auckland 6, New Zealand


COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

20 June 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Coca-Cola Amatil Limited ("CCA") takeover bid for Neverfail Springwater Limited is unconditional

Increase in Offer price to $2.35 per Neverfail Share

We refer to CCA's offers for shares in Neverfail pursuant to the above takeover bid.

We enclose a copy of the Notice of Variation of Offers under section 650D of the *Corporations Act (Cth).*

We also enclose, in accordance with section 630(5) of the *Corporations Act 2001 (Cth)*, a Notice of Status of Defeating Conditions, pursuant to section 630(3) of that Act.

The Offer is currently scheduled to close at 7.00 pm (Sydney time) on 27 June 2003.

Yours faithfully

D A Wylie
Company Secretary

For further information, please contact:

Peter Steel	+61 0419 290 767
Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Notice under Section 650D of the Corporations Act

NOTICE OF VARIATION OF OFFERS

Coca-Cola Amatil Limited ABN 26 004 139 397-
Offers for Shares in Neverfail Springwater Limited ABN 43 003 559 519

To: 1. **Neverfail Springwater Limited ABN 43 003 559 519 ("Neverfail");**

2. **Everyone to whom Coca-Cola Amatil Limited ABN 26 004 139 397 ("CCA") made offers dated 13 May 2003 to acquire shares in Neverfail ("Offers")**

CCA hereby gives notice under section 650D of the Corporations Act that it varies the Offers by increasing the consideration offered from $2.25 in cash to $2.35 in cash for each Neverfail share.

The Offers, as set out in section 5 of the bidder's statement relating to the Offers dated 29 April 2003, are amended by replacing the section 5.2 of that bidder's statement with the following:

> "Subject to this section 5, the consideration under the Offer is a cash payment of $2.35 for each Neverfail Share".

The Offers are also amended by replacing all references to "$2.25" in the acceptance and transfer form enclosed with the bidder's statement (which forms part of the Offer), with "$2.35".

Dated: 20 June 2003

Approved by a resolution passed by the directors of Coca-Cola Amatil Limited.

Signature of David Wylie
Secretary, Coca-Cola Amatil Limited

A copy of this notice was lodged with the Australian Securities and Investments Commission on 20 June 2003. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice

Notice under Section 630(3) of the Corporations Act

NOTICE OF STATUS OF CONDITIONS

Coca-Cola Amatil Limited ABN 26 004 139 397 - Offer for Shares in Neverfail Springwater Limited ABN 43 003 559 519

Coca-Cola Amatil Limited ("**CCA**") hereby gives notice under section 630(3) of the Corporations Act 2001 (Cth) that:

(a) the offers dated 13 May 2003 for shares in Neverfail Springwater Limited ("**Offers**") are free of all of the conditions in section 5.4(a) of the bidder's statement dated 29 April 2003 relating to the Offers;

(b) the condition in section 5.4(a)(i) of the bidder's statement dated 29 April 2003 has been fulfilled;

(c) the conditions in section 5.4(a)(ii), 5.4(a)(iii) and 5.4(a)(iv) and 5.4(a)(v) of the bidder's statement dated 29 April 2003 have not been fulfilled, but in any event the Offers have been declared free from those conditions; and

(d) CCA's voting power in Neverfail is 60.55%.

Dated: 20 June 2003

Signed for Coca-Cola Amatil Limited

Signature of David Wylie
Secretary, Coca-Cola Amatil Limited


COCA-COLA
AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 155 SECTION

20 June 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Coca-Cola Amatil Limited ("CCA") takeover bid for Neverfail Springwater Limited is unconditional

CCA has today served on Neverfail Springwater Limited a fourth supplementary bidder's statement in relation to CCA's takeover bid for all of the ordinary shares in Neverfail Springwater Limited.

In accordance with Section 647(3)(b) of the Corporations Act 2001 and the Listing Rules, we enclose a copy of the above supplementary bidder's statement.

Yours faithfully

D A Wylie
Company Secretary

For further information, please contact:

Peter Steel	+61 0419 290 767
Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA


COCA-COLA
CCA
AMATIL

Fourth Supplementary Bidder's Statement

relating to a Cash Offer

from

Coca-Cola Amatil Limited, ABN 26 004 139 397

to acquire all of your ordinary shares in

Neverfail Springwater Limited, ABN 43 003 559 519

1. Preliminary

1.1 Fourth Supplementary Bidder's Statement

This document is a further supplementary bidder's statement given pursuant to Chapter 6 of the Corporations Act 2001 (**"Fourth Supplementary Bidder's Statement"**).

It is the fourth Supplementary Bidder's Statement prepared by Coca-Cola Amatil Limited, ABN 26 004 139 397 (**"CCA"**) in relation to a cash offer from CCA to acquire shares in Neverfail Springwater Limited, ABN 43 003 559 519 (**"Neverfail"**) contained in section 5 of CCA's bidder's statement dated 29 April 2003 (the **"Original Bidder's Statement"**) (as supplemented by a supplementary bidder's statement dated 8 May 2003, a second supplementary bidder's statement dated 5 June 2003 and a third supplementary bidder's statement dated 13 June 2003 (the **"Supplementary Bidder's Statements"**)). This Fourth Supplementary Bidder's Statement supplements, and is to be read together with, the Original Bidder's Statement and the Supplementary Bidder's Statements.

1.2 Defined Terms

A number of defined terms are used in this Fourth Supplementary Bidder's Statement. Terms which are not defined in this Fourth Supplementary Bidder's Statement have the meaning given to them in Section 9 of the Original Bidder's Statement (as supplemented by the Supplementary Bidder's Statements).

1.3 ASX Announcement

Attached as Annexure A to this Fourth Supplementary Bidder's Statement is the text of an announcement by CCA to the ASX dated 19 June 2003, which includes reference to payment of broker handling fees.

1.4 Broker Handling Fees

CCA has announced that it will pay, in certain circumstances, broker handling fees (**"Fees"**) to participating organisations of the Australian Stock Exchange Limited (**"ASX"**) who initiate acceptances of the Offer (refer to attached Annexure A). The detailed terms and conditions on which the Fees will be payable are set out in the remainder of this section 1.4.

Subject to the terms set out in this section 1.4, CCA will pay a Fee to participating organisations of the ASX (**"Brokers"**) who initiate acceptances of the Offers (**"Acceptances"**). The Fee payable in relation to any Acceptance will be 0.5% of the consideration payable by CCA under the Offer as a result of that Acceptance, subject to a maximum Fee payable in respect of any Acceptance of $750. Fees will be payable in respect of Acceptances received on and from 20 June 2003 until the close of the Offer.

Fees are payable to Brokers only and no part of any Fee may be passed on or paid to Neverfail shareholders. Brokers are not entitled to receive any Fee in respect of any Neverfail shares in which they, or an associate (as defined in the Corporations Act), hold a relevant interest (as defined in the Corporations Act).

Fees liable to be paid, in respect of any Acceptance, will be paid by CCA within 14 days after CCA receives an acceptance form bearing the Broker's stamp or, in the case of CHESS holdings, other written confirmation acceptable to CCA that the Broker is the Controlling Participant who has initiated the Acceptance in relation to the parcel concerned.

CCA reserves the right to aggregate any Acceptances in determining the Fees payable to any Broker if CCA believes that a party has structured holdings of Neverfail shares to take advantage of the Fees.

1.5 Neverfail Press Release

CCA's announcement (the text of which is attached as Annexure A) refers to Neverfail's forecast net profit after tax restated by Neverfail in a release to ASX on 26 February 2003 and revised by Neverfail in a release to ASX on 26 May 2003. Attached as Annexures B and C to this Fourth Supplementary Bidder's Statement are copies of those Neverfail announcements.

Dated: 20 June 2003

SIGNED on behalf of Coca-Cola Amatil Limited ABN 26 004 139 397 by David A Wylie, Secretary, who is authorised to sign this Supplementary Bidder's Statement following a resolution of the directors of Coca-Cola Amatil Limited

....

David A Wylie

Annexure A

COCA-COLA AMATIL DECLARES THE NEVERFAIL TAKEOVER OFFER UNCONDITIONAL

Sydney, 19 June 2003: Coca-Cola Amatil Limited (CCA) announced today that it had received acceptances of its takeover offer for Neverfail which takes its interest on an undiluted basis in Neverfail shares to 60.55%.

In accordance with its previous announcements, CCA confirms that it has declared its Offer free from all remaining conditions and will:

- increase its Offer price to $2.35 per share; and
- pay Neverfail shareholders for their shares within 7 days after the later of 19 June 2003 and the date they accept the Offer.

CCA considers its $2.35 cash Offer to be very attractive. It represents a premium of approximately 37% over the volume weighted sale price of Neverfail shares between 26 February 2003 and 28 April 2003 (the day before CCA's announcement of its Offer for Neverfail). This premium and multiple excludes any potential negative share price impact of Neverfail's recent net profit downgrade of over 10% from the midpoint of the 2003 earnings guidance range restated three months earlier on 26 February 2003.

Given CCA now has a relevant interest in the majority of Neverfail shares, CCA will approach the Neverfail Board to discuss the facilitation of a smooth Board transition and the appointment of an appropriate number of CCA nominated members to the Neverfail Board.

CCA urges Neverfail shareholders who have not yet accepted to consider the Offer seriously and looks forward to receiving their acceptances **before 7:00pm (Sydney time) on 27 June 2003** (being the date the Offer is currently scheduled to close).

Broker Handling Fee
CCA also announces that it will pay, in certain circumstances, broker handling fees (Fees) to participating organisations of the Australian Stock Exchange Limited (ASX) who initiate acceptances of the Offer. The detailed terms and conditions on which the Fees will be payable are set out below and in a supplementary bidder's statement that CCA will lodge with the ASX as soon as practicable.

Subject to the terms below, CCA will pay a Fee to participating organisations of the ASX (Brokers) who initiate acceptances of the Offers (Acceptances). The Fee payable in relation to any Acceptance will be 0.5% of the consideration payable by CCA under the Offer as a result of that Acceptance, subject to a maximum Fee payable in respect of any Acceptance of $750. Fees will be payable in respect of Acceptances received on and from 20 June 2003 until the close of the Offer.

Fees are payable to Brokers only and no part of any Fee may be passed on or paid to Neverfail shareholders. Brokers are not entitled to receive any Fee in respect of any Neverfail shares in which they, or an associate (as defined in the Corporations Act), hold a relevant interest (as defined in the Corporations Act).

Fees liable to be paid, in respect of any Acceptance, will be paid by CCA within 14 days after CCA receives an acceptance form bearing the Broker's stamp or, in the case of CHESS holdings, other written confirmation acceptable to CCA that the Broker is the Controlling Participant who has initiated the Acceptance in relation to the parcel concerned.

CCA reserves the right to aggregate any Acceptances in determining the Fees payable to any Broker if CCA believes that a party has structured holdings of Neverfail shares to take advantage of the Fees.

Should Neverfail shareholders have any questions about CCA's Offer, or about how to accept the Offer, they should call 1300 135 842 (billed at local rates) from within Australia or +61 3 9615 5970 from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

Yours faithfully

D A Wylie
Secretary

Annexure B



For release: 26 February 2003

Neverfail increases revenue by 15 per cent

On track to meet full-year growth forecasts

Australia's leading provider of chilled spring water, Neverfail Springwater Limited, has recorded a 15 per cent increase in revenue and a 22 per cent increase in net profit before tax for the six-month period to 31 December 2002.

Other half-year highlights include an increase in cooler customers, a decrease in customer churn and an increase in water consumption per customer.

The Company confirms it is on track to meet its full-year forecasts for 2003, which will result in an increase in net profit after tax of between 27 per cent ($12.1 million) and 33 per cent ($12.8 million).

In accordance with the company's continuing strong financial performance, Directors declared a fully franked interim dividend of 4.4 cents for the December half-year. (Record date 31 March 2003, payment date 7 April 2003.)

Key Financial Information	6 months to 31 Dec 2001 ($million)	6 months to 31 Dec 2002 ($million)	% Increase
Revenue	32.38	37.17	15 %
Earnings before interest, tax, depreciation and amortisation	13.50	15.43	14%
Earnings before interest, tax, and amortisation	9.95	11.28	13%
Net profit before tax	6.14	7.47	22%
Net profit after tax	4.54	4.94	9%*
Earnings per share	4.9 cents	5.3 cents	9%*
Fully franked interim dividend	4.4 cents	4.4 cents	0%

* Net profit after tax in the December 2001 reporting period was inflated by a one-off tax credit. Without this tax credit, NPAT in 2001 would have been $4.06m instead of $4.54m and therefore, on a like for like tax basis, the NPAT in 2002 would have been 22% more than for the corresponding period last year.

Annexure C



Level 7, Building 2, 423 Pennant Hills Road
Pennant Hills, NSW 2120
www.neverfail.com.au
Tel: (02) 9483-4200

For release: 26 May 2003

NEVERFAIL SPRINGWATER LTD

TAKEOVER AND OPERATIONS UPDATE

Update on takeover offer by Coca-Cola Amatil Limited

- Australia's leading provider of home and office delivered spring water, Neverfail Springwater Limited ("**Neverfail**"), received an unsolicited takeover offer for 100% of shares in Neverfail from Coca-Cola Amatil Limited on 29 April 2003 ("**CCA Offer**").
- On 12 May 2003, the Chairman advised Neverfail shareholders that the Board's preliminary recommendation was to not accept the CCA Offer.
- The Neverfail Directors have confirmed their recommendation not to accept the CCA Offer in Neverfail's Target Statement, to be released today.
- The Directors have engaged Grant Samuel & Associates to prepare an independent expert's report as to whether the Offer is fair and reasonable.
- The independent expert's report will be despatched to Neverfail shareholders for their consideration well prior to 13 June 2003 (the closing date of the Offer, unless extended by CCA).
- The Directors will issue a further communication to Neverfail shareholders at the time of the despatch of the independent expert's report.
- The Board remains committed to pursuing its stated objective of maximizing shareholder value, which includes actively soliciting rival bids for Neverfail.
- Discussions with potential rival bidders may require making available information on Neverfail's year-to-date performance and full year forecasts, which are discussed below.

Operations Update

- Neverfail's 10 months trading results to 30 April 2003 (based on unaudited management accounts) and full year 2003 forecast is as follows:

	Full year to 30/6/02 (audited)	10 months to 30/4/03 (unaudited)	Full year forecast to 30/6/03 (unaudited)
Revenue ($m)	70.0	65.5	77.4
EBITDA ($m)	28.2	27.6	32.4
EBITDA Margin (%)	40%	42%	42%
NPBT ($m)	13.3	14.2	16.4
NPAT ($m)	9.5	9.6	11.0
EPS (cents)	10.2	n/a	11.6
Cooler Customers at period end ('000s)	106	n/a	113

- The full year 2003 forecast represents:
  - year-on-year growth of 15% in EBITDA; 23% in NPBT; 16% in reported NPAT; and 14% in earnings per share.
  - 7% growth in cooler customers (based on cooler numbers at period end).
  - customer churn rate reduced to 25% (26% in FY02), implying an increased average customer life of 4.0 years.
  - price per litre growth of 7%.
- The full year 2003 forecast is an update on previous NPAT guidance of $12.1m - $12.8m provided to the market on 26 February 2003.
- Assuming full year NPAT of $11.0m, the Directors intend to maintain a full year fully franked dividend of 8.8c per share.
- The Chairman of Neverfail, Geoff Tomlinson said: "Whilst it now appears that the previous guidance provided to the market in February 2003 will not be met, the full year forecast NPAT continues the excellent long-term growth and performance profile of Neverfail, and delivers a strong rise in both EBITDA and NPAT of approximately 15%. It would also represent the largest growth in earnings per share since Neverfail floated".
- A number of key factors have influenced the performance against the full year 2003 forecast. The Board believes that action already taken by management will ensure performance to forecast to June 2003, and that that these factors will not impact Neverfail's operational performance in FY04. These factors include:
  - Total sales for the 10 month period ending April 2003 are 4% less than that forecast in the February 2003 advice to market, driven by:
    - business interruption attributable to the now completed change in distribution structure from company-employee to an owner-operated model

- customer service issues impacted by a "bottle odour" problem (now resolved)

- transitional issues and costs associated with the introduction of hand-held technology for delivery and invoicing systems

- transitional issues and costs associated with the relocation to a new, highly sophisticated bottling and distribution plant in NSW

- A dispute in relation to the treatment of Neverfail's Western Australian production line with a product supplied by a third party which resulted in:

  - damage in excess of 100,000 Neverfail bottles, significant interruption to the business and impairment of customer supply and service levels.

  - substantial direct costs to Neverfail this financial year that have adversely impacted full year NPAT.

  Neverfail has taken legal advice and is currently seeking appropriate compensation from the supplier. The Board has adopted a conservative view that any settlement of the compensation claim prior to the end of June 2003 is unlikely. As a result, Neverfail is including the full costs incurred in the FY03 forecast and has assumed no recovery against those costs in this financial year.

- The sale of property at Thornleigh, NSW, which will positively impact full year NPAT by approximately $0.6 million.

- Product development delays in Neverfail's HomeSpring cooler "start-up", resulting in slower than expected export take-up of the product, adversely impacting full year NPAT by approximately $0.4 million.

- The revised forecast does not include costs associated with the CCA Offer.

➢ The revised forecast follows the Board's normal review of monthly operating results to the period ending 30 April 2003. Review of operating results at the end of each of February and March, and a reforecast undertaken in March, indicated that the then full year forecast remained within the range previously advised to the market. April 2003 being below budget and adoption of the assumption that Neverfail will not receive any compensation for the additional substantial costs this financial year in respect of the major supplier dispute discussed above are the key drivers of the revised forecast.

➢ Neverfail has achieved an enviable growth profile over the last four years, since listing on the ASX in 1999, with compound annual growth rates of:

  - 12.2% - net sales;
  - 12.7% - EBITDA;
  - 11.2% - NPAT; and
  - 10.4% - Total cooler customers.

➢ The Director's believe that Neverfail will continue to perform well in FY04, building on the emerging benefits of structural changes made in FY03.

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For further information, call Chris Muldoon at Richmond Muldoon on 02 9437 9968 or 0411 157 914.